United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Coca-Cola Company
Name of persons relying on exemption: Harrington Investments, Inc.

Address of persons relying on exemption:

1001 2nd Street Suite 325 Napa, CA 94559

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

March 30, 2023

Dear Fellow Coca-Cola Shareholders:

Harrington Investments, Inc. a registered investment advisor, seeks your support for Item 6, Shareowner Proposal Regarding a Global Transparency Report, on The Coca-Cola Company 2023 proxy ballot.

The proposal requests Coca-Cola to annually issue a transparency report on global public policy and political influence, disclosing company expenditures and activities outside of the United States, disclosing company funding and in-kind support directed to candidates or electioneering, lobbying, and any charitable donations directed to public policy research or influence for the preceding year including:

• Recipients and amounts.

• The Company’s membership in or payments to nongovernmental organizations including trade and business associations, scientific or academic organizations and charities.

• The rationale for these activities.

Corporate political activity, often defined as “corporate attempts to shape government policy in ways favorable to the firm,"1 is a comprehensive set of actions corporations undertake to influence global policy and the politics of food, nutrition, and public health, among other issues. As a truly global corporation, Coca-Cola is the world’s largest beverage company and operates in approximately 200 countries.2 As of 2019, Coca-Cola products were sold in all but 2 countries – Cuba and North Korea.3

Despite robust global business operations, a full picture of the political activities implemented by the Company across the world is still unavailable for shareholders in all the countries in which the Company does business. The concern for investors brought to light by this resolution is that even though Coca-Cola has made progress in disclosing political activities in the U.S. over the past few years, its global disclosures of these activities is not adequately or consistently enhanced across all regions.

For years, investors have raised concerns about the secretive nature of corporate political spending and the need for greater transparency in this area.4 The political events in the U.S.—from the violent attack on the U.S. Capitol in the wake of the presidential election to voter suppression measures gaining traction in state legislatures—continue to expose fractures in our democratic institutions. And many of these fractures have been deepened by the influence of large corporations on our politics.5

In this way, corporate political activity remains fraught with risk, especially as the climate crisis, global hunger, and water scarcity worsen, while the demands for justice accelerate. These intersecting crises are sharpening the spotlight on geopolitical economic structures and the role corporations play in deepening inequities through these systems.6 And as evidenced by the COVID-19 pandemic and its impact on the sociopolitical ecosystems and global supply chains of corporations, the business risk confronted by corporations is not just restricted to corporate political activity in the U.S. alone.7

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1 Hillman, A. J., Gerald D. K., Schuler, D.(2004). Corporate political activity: A review and research agenda. Journal of Management, 30(6), 837-857. https://journals.sagepub.com/doi/epdf/10.1016/j.jm.2004.06.003

2  Ford, J. (April, 28, 2021). How many countries does Coca-Cola operate in? AnswerstoAll. Retrieved October 26, 2021, https://answerstoall.com/technology/how-many-countries-does-the-coca-cola-company-operate-in/

3 De Luce, I. (August 13, 2019), “Coca-Cola is sold in all but 2 countries on earth. Here’s what their ads look like around the world. Business Insider. Retrieved October 26, 2021 https://www.businessinsider.com/what-coca-cola-ads-look-like-around-the-world-2019-8.

4 Torres-Spelliscy,C., (June 16, 2021). More Shareholders Seek transparency on Corporate Political Spending and Climate Change. Bernnan Center for Justice, https://www.brennancenter.org/our-work/analysis-opinion/more-shareholders-seek-transparency-corporate-political-spending-and

5  Schwartz, B.(Jan 3, 2022). Corporations, trade groups gave over $8 million to GOP election objectors following Jan 6 riot, new study shows. CNCB. https://www.cnbc.com/2022/01/03/corporations-groups-gave-over-8-million-to-gop-election-objectors-after-jan-6-riot-study.html

6 Wonders, N. A., & Danner, M. J. E. (2020). Regulatory Rollbacks and Deepening Social Inequalities. Journal of White Collar and Corporate Crime, 1(2), 103–112. https://doi.org/10.1177/2631309X20919078

7 Smith, R. (April, 8 2021) Coivd-19 continues to fuel economic, political risk- Marsh report, https://www.insurancebusinessmag.com/us/risk-management/news/covid19-continues-to-fuel-economic-political-risk--marsh-report-251667.aspx

1. Current Status: Limited Disclosures Are Raising More Questions and Getting Poor Ratings

Nearly a decade ago, in response to the intense public scrutiny about the Company’s funding of Global Energy Balance Network in shifting the debate on obesity to the lack of exercise and away from the role ultra processed foods play in exacerbating this public health crisis, the Company’s former CEO articulated that, “...in the future we will act with even more transparency as we refocus our investments and our efforts on well-being.”8 He had also directly addressed shareholders about the corporation’s “continued commitment to move beyond required disclosures to give [them] information [they] need in a format that is easy to follow.”9

Despite such public commitments to advance transparency, Coca-Cola’s spending to influence and engage on public policy outside of the U.S., in regional segments that hold much larger retail value for the Company10, is not yet consistently disclosed. A new analysis by the Access to Nutrition Initiative (ATNI) ranks Coca-Cola behind peers like PepsiCo and Nestlé, as well as 9th overall among evaluated food and beverage transnationals, with respect to its global lobbying practices and disclosure.11 Another assessment that evaluates a broader range of global political spending disclosure like the Food and Agriculture Corporate Transparency (FACT) Index gives the corporation a failing 39/100 grade.12

We believe that a lack of complete disclosure of corporate political activity presents significant risks to investors, let alone the risk to Company’s brand affinity and future viability. Vanguard has cautioned that, “poor governance of corporate political activity, coupled with misalignment to a company’s stated strategy or a lack of transparency about the activity, can manifest into financial, legal, and reputational risks that can affect long-term value.”13 A further, recent investor statement from the Interfaith Center on Corporate Responsibility (ICCR), a coalition of investors representing over US $2 trillion in assets, noted that “corporate political spending has a destabilizing effect on the broader economic and cultural environment, inhibiting the long-term sustainability of business…”14 Investors representing more than $140 billion in assets have also directly petitioned Coca-Cola, McDonald’s, and PepsiCo to strengthen global disclosures underscoring that “Corporations are learning (too often the hard way) that political transparency is part of the 21st century compact they must have with their consumers and the public to do business…”15

Based on these concerns, we believe the corporation should disclose detailed data on global political contributions, lobbying, and support for trade associations, charitable, and scientific organizations, thus all corporate political activities even though it may not yet be mandated by law in the various countries our Company operates. This is imperative as our Company continues to face accusations of leveraging many of these activities in attempt to exert influence on politics and policymaking, especially related to food, nutrition, and health. This public scrutiny will only intensify in the future, with growing consumer awareness of and public interest in the role companies like ours play in the global public health discourse.

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8 García T. (August, 20, 2015) Coca-Cola CEOP Muhtar Kent´s op-ed apology. https://www.marketwatch.com/story/coca-cola-chief-executives-op-ed-provides-lessons-in-corporate-apologies-2015-08-20 0

9 United States Securities and Exchange Commission.(n.d.) Schedule 14A Proxy Statement Pursuant to Section 14 (a) of the Securities. https://www.sec.gov/Archives/edgar/data/21344/000130817913000057/lcocacola2013_def14a.htm

10 The Coca-Cola Company.  (n.d.) Segments. https://investors.coca-colacompany.com/about/segments s

11 Access to Nutrition. (n.d) Spotlight on Lobbying 2022 Coca-Cola. https://accesstonutrition.org/app/uploads/2022/12/Coca-Cola-Scorecard_-Lobbying.pdf

12 Feed the Truth.(n.d). The Coca-Cola Company. https://web.archive.org/web/20210922204222/https://feedthetruth.org/entry/coca-cola/

13 Vanguard Group Inc. (March, 2021). Vanguard Investment Stewardship Insights: How to Evaluate Corporate Political Activity Shareholder proposals.

14 Interfaith Center on Corporate Responsibility. (February 3, 2021). Investor Statement on the Risks of Corporate Political Spending.https://www.iccr.org/sites/default/files/blog_attachments/investor_statement_on_the_risks_of_corporate_political_spending_02.03.21.pdf

15 Corporate Accountability. (April 26, 2022) Sing-on Letter Requesting Corporations Disclose Global Corporate Political Activites. https://corporateaccountability.org/resources/sign-on-letter-requesting-corporations-disclose-global-corporate-political-activities/

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2. A Blind Spot: Current Disclosures of Corporate Political Activity Fail to Cover All International Operations and Do Not Account for the Full Scope of Political Activity

Measurements such as the CPA-Zicklin Index demonstrate the progress a corporation can make in providing greater transparency on corporate spending in the U.S. to influence elections. While measurements focusing on U.S. lobbying and electioneering provide insight into corporate political activity, they do not provide sufficient insight into the full scope of political activities in all markets the corporations are doing business in.

The aforementioned ATNI rankings urge the corporation to follow-through in moving “beyond required disclosures” as promised by our Company’s former CEO, publishing information on lobbying expenditures, what has been lobbied on, and who was involved.16 ATNI also, in keeping with the resolution, urges our Company to publish the outcomes of its review of trade group memberships and the actions being taken to address misalignment.17

The FACT Index, demonstrates just how little information Coca-Cola publicly discloses about its international political activities, including corporate spending on electioneering and lobbying, as well as science and charity. And what disclosures the corporation does offer largely amount to what is required by law on a country-by-country basis versus what is of critical importance to investors. This in spite of the now decade-old corporate commitment “to move beyond required disclosures to give you information you need in a format that is easy to follow.”18

To be clear, globally, only a handful of countries regulate lobbying at all, let alone electioneering, political giving, and other corporate political activities.19 This should not prevent our Company from enhancing its global disclosures. As a global corporation with approximately 65% of annual revenue being generated in international markets outside the U.S., the Company would be well served by a full, annual, public accounting of its political activities across all its geographies.

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16 United States Securities and Exchange Commission. (n.d.) Schedule 14A Proxy Statement Pursuant to Section 14 (a) of the Securities. https://www.sec.gov/Archives/edgar/data/21344/000130817913000057/lcocacola2013_def14a.htm

17 Access to Nutrition. (n.d) ATNI Spotlight on Lobbying 2022 .https://accesstonutrition.org/project/atni-spotlight-on-lobbying-2022/

18 United States Securities and Exchange Commission. (n.d.) Schedule 14A Proxy Statement Pursuant to Section 14 (a) of the Securities. https://www.sec.gov/Archives/edgar/data/21344/000130817913000057/lcocacola2013_def14a.htm

19 Watson, L. (2016, November 30). Influence Abroad: The state of global lobbying disclosure. Sunlight Foundation. Retrieved March 31, 2022, from https://sunlightfoundation.com/2016/11/30/influence-abroad-the-state-of-global-lobbying-disclosure/

As noted, corporate political activity is not limited to lobbying, campaign donations, and other election-related spending. It also encompasses corporate-funded scientific research and charitable giving, which serve to shape perceptions of policymakers and influence policymaking, regulations, and rule-setting.20 For investors, the difference between knowing that scientific studies favorable to a corporation are independent or are paid for by the corporation is not insubstantial, especially when the study attempts to legitimize the use of unhealthy products and sow doubt about the health dangers. Scientific community and public interest groups do not let such pro-industry science pass by without deeper inquiry.21 Truly independent studies may strengthen sales and trust in the corporation; company funded studies, in contrast, are ignored, scorned, or even become a publicity nightmare, such as when the New York Times revealed that Coca-Cola was funding a research network set up to promote the message that sugar-sweetened beverages are no more responsible for the rise in obesity levels than any other foods or a lack of physical activity.22 23

Furthermore, the disclosure of charitable donations is important to investors also, as it can provide insight into what corporations are doing to gain favor and dissuade potential critics, such as when Coca-Cola is deemed the world’s top plastic polluter in the same year it sponsors global climate talks and makes large donations to the Nature Conservancy and other environmental causes.24 25 Charity is also a means for corporations to improve public image, obscure liabilities, and otherwise deflect regulation. One example is Tyson Foods’ claim that its corporate grantmaking addresses the most important risks facing the communities it operates in. At the same time, it faced allegations that during the COVID-19 pandemic it knowingly risked the health and lives of employees working in its plants.26 27Similarly, our Company has continued to be at the receiving end of allegations that its water extraction practices deplete community water sources while simultaneously funding activities to paint an image of the Company championing water access for local communities.28

 In the U.S., economists recently estimated that as much as $1 billion a year of corporate philanthropy is used to sway congressional representatives—over twice as much as spent on contributions from political action committees (PAC).29 Researchers concluded that, “absent of disclosure requirements, charitable giving may be a form of corporate political influence undetected by voters and subsidized by taxpayers.”30

3. Increase in Risk: The Company’s Lack of Disclosure of International Political Activities Presents Significant Risks to Investors and Public Image

As the in-depth report on corporate political spending by Glass Lewis published in 2021 concludes, “when companies choose to participate in the political process…it appears that disclosure of such participation may be correlated with increased shareholder value.”31 The conclusion is based in part on a Harvard study that found corporations with political disclosure policies had a considerably higher industry-adjusted price-to-book ratio than other firms.32

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20 Steele, S., Ruskin, G., Sarcevic, L. et al. (2019). Are industry-funded charities promoting “advocacy-led studies” or “evidence-based science”?: a case study of the International Life Sciences Institute. Global Health,15 (36). https://doi.org/10.1186/s12992-019-0478-6

21 Steele, S., Ruskin, G., Sarcevic, L. et al. (2019). Are industry-funded charities promoting “advocacy-led studies” or “evidence-based science”?: a case study of the International Life Sciences Institute. Global Health 15, (36). https://doi.org/10.1186/s12992-019-0478-6 6

22 Wetsman, N. (May 10, 2019). Coca-Cola funds health research—and can kill the studies it doesn’t like. Popular Science. https://www.popsci.com/coca-cola-funded-study-health-ethics/

23 O’Connor, A (August 9, 2015). Coca-Cola Funds Scientists Who Shift Blame for Obesity Away from Bad Diets. New York Times. https://well.blogs.nytimes.com/2015/08/09/coca-cola-funds-scientists-who-shift-blame-for-obesity-away-from-bad-diets/

24 Franklin, M. (October 23, 2019) Coca-Cola, Nestle, and PepsiCo named top plastic polluters for the second year in a row. Break Free From Plastic. https://www.breakfreefromplastic.org/2019/10/23/brand-audit-report-2019-press-release/

25 The Coca-Cola Foundation Charitable Giving List for 2019: https://www.coca-colacompany.com/content/dam/journey/us/en/policies/pdf/the-coca-cola-foundation/The-Coca-Cola-Foundation-Charitable-Giving-List-2019.pdf

26 Tyson Foods 2020 ESG Hub: https://www.tysonsustainability.com/people/communities/community-impact

27 Associated Press. (June 26, 2020) Families of 3 dead workers sue Tyson Foods over Coronavirus outbreak. https://fortune.com/2020/06/26/tyson-foods-coronavirus-lawsuit/

28 McDonald C., (May, 31 2018). Coke claims to give back as much water as it uses. An investigation shows it isnt’ even close. https://www.theverge.com/2018/5/31/17377964/coca-cola-water-sustainability-recycling-controversy-investigation

29 Bertrand, M.,Bombardini M.,Fisman, R.,  Trebbi, F. (2020) Tax-Exempt Lobbying: Corporate Philanthropy as a Tool for Political Influence. American Economic Review, 110 (7): 2065-2102.  https://pubs.aeaweb.org/doi/pdfplus/10.1257/aer.20180615.

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30  Ibid.

31 Glass Lewis. (March, 2021) Corporate Political Spending. In-Depth Report. https://www.glasslewis.com/wp-content/uploads/2021/04/In-Depth-Corporate-Political-Spending.pdf

32  Ibid.

For food and beverage corporations like Coca-Cola, which rely heavily on consumer trust and public goodwill, there is no denying the value of political transparency. In a world where public officials, journalists, NGOs, social movements, and even social media can quickly and publicly reveal business practices that are at odds with brand reputation and stated values, full global transparency becomes a gestalt for shareholder accountability.

In the food industry, a particular area of concern for investors and acute liability for the Company is industry’s support of scientific research intended to shape perceptions of policymakers and deepen influence on policymaking and regulations, also as outlined in the previous reference to the Global Energy Balance Network. Coca-Cola also funded the global industry lobby group International Life Sciences Institute (ILSI) to produce research that has been perceived as helping slow, or stall altogether, public health policy from India to Mexico and China to Brazil.33 Given the liabilities associated with funding ILSI and its misalignment with corporate values, Coca-Cola seemed to have followed Mars and Nestlé in halting its support in 2021 after years of malign headlines.

Other company-sponsored advocacy that may interfere with public health policies occurs through national trade associations, especially in non-U.S. markets. For instance, a Coca-Cola supported trade association, ConMexico, lobbied the Mexican government to postpone food labeling regulations.34 The outcome of this lobbying generated widespread criticism for the Company’s interference in policy that was attempting to safeguard public health from the negative impacts of ultra-processed foods.35

This type of political spending often is in direct conflict with Coca-Cola’s publicized values or publicly held positions. Nevertheless, such activities persist for years, to the surprise and detriment of shareholders. With lack of comprehensive disclosures, the needed accountability to investors continues to remain absent year after year. What our Company cannot measure, it cannot manage. And what it cannot manage, it cannot effectively, expeditiously, and efficiently mitigate.

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33 Corporate Accountability. (September, 2020). Partnership for an unhealthy planet: How big business interferes with global health science and policy. Retrieved October 26, 2021, https://www.corporateaccountability.org/wp-content/uploads/2020/09/Partnership-for-an-unhealthy-planet.pdf.

34 Carriedo, A., Lock, K., & Hawkins, B. (2020). Policy Process And Non-State Actors' Influence On The 2014 Mexican Soda Tax. Health Policy Plan, 35(8), 941-952. https://doi.org/10.1093/heapol/czaa060

35 Espinosa, V., (March 24, 2020). México: compañías usan la pandemia para pedir prórroga al etiquetado de alimentos. Ojo Público.  https://ojo-publico.com/1702/mexico-empresas-ponen-de-pretexto-la-pandemia-para-aplazar-etiquetado.

4. The Future of Transparency: The Company Will Need to Commit to Increased Transparency Given the Evolving Social Movements and Growing Momentum from Investors

There is already incredible momentum for global corporations to go further to ensure their political spending aligns to their values.36 Political transparency resolutions proliferated in the wake of the 2010 U.S. Supreme Court Citizens United ruling that loosened corporate political spending requirements. But with many corporations, including Coca-Cola, PepsiCo, and Tyson Foods, formerly suspending and/or reviewing political spending in the wake of the Capitol insurrection, the call for political transparency is only accelerating. In 2022, political spending resolutions received significant (34% on average) and even majority votes. We expect even greater results this year.37

The global community is continually alerted by the contributions of corporations like Coca-Cola in fueling the climate crisis, environmental pollution, water struggles, and global epidemics of noncommunicable diseases. An increasingly connected world has worked well for businesses, but it has also laid bare the global impact of transnational food and beverage corporations on people and the planet. As a leading beverage company, we cannot shy away from owning the responsibility to do better by our investors and consumers. Being fully transparent about all our political activities across the world is a small yet meaningful step in the right direction.

We urge you to vote “yes” for Item 6, the shareholder proposal requesting an annual global transparency report on Coca-Cola’s political activity.

Sincerely,

John C. Harrington

President & CEO

Harringtons Investments, Inc.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Harrington Investments, Inc. is not able to vote your proxies, nor does this communication contemplate such an event. Harrington Investments, Inc. urges shareholders to vote for Item No. 5 following the instructions provided on management's proxy mailing.

The views expressed are those of the authors and Harrington Investments, Inc. as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

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36 Insights.(June 23, 2022). Shareholder Resolutions in Review: Political Spending. https://insights.issgovernance.com/posts/shareholder-resolutions-in-review-political-spending/

37 The CLS Blue Sky Blog. (June 30, 2022). ISS Discusses 2022 Shareholder Resolutions on Political Spending. https://clsbluesky.law.columbia.edu/2022/06/30/iss-discusses-2022-shareholder-resolutions-on-political-spending/